FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

50 Main Street, 9th Floor

White Plains, New York 10606

October 11, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	COLI VUL-2 Series Account (“Registrant”)
First Great-West Life & Annuity Insurance Company (“Depositor”)

Request for Withdrawal of Pre-Effective Amendment No. 1 to

Registration Statement on Form N-6
File Nos. 333-144503; 811-22091

CIK # 0001401960
Accession # 0001401960-07-000009

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, First Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account hereby request withdrawal of the above referenced pre-effective amendment, which was filed on October 10, 2007 (accession number 0001401960-07-000009). Registrant confirms that no securities were sold in connection with this pre-effective amendment. Registrant intends to resubmit Pre-Effective Amendment No. 1 as soon as practicable.

Thank you for your assistance with this matter. Please contact me by phone at (303) 737-3821 with any questions.

Sincerely,

/s/ Julie J. Collett

Julie J. Collett

Senior Counsel

cc:	Mr. Patrick F. Scott

Office of Insurance Products